November 21, 2008

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4-6

Washington, D.C. 20549-0406

Attn:	Stephen G. Krikorian
Accounting Branch Chief

	Re:	Avocent Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007 filed February 21, 2008
Forms 10-Q for the Fiscal Quarters Ended March 28, 2008 and June 27, 2008
Definitive Proxy Statement on Schedule 14A filed April 25, 2008
File No. 000-30575

Dear Mr. Krikorian:

Avocent Corporation (the “Registrant”) submits this letter to you in response to your letter of October 29, 2008, which letter sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filings.  This letter sets forth the Registrant’s responses to the Staff’s comments.  For your convenience, we have numbered and restated in italics each comment to correspond to the numbering in the Staff’s comment letter.

As discussed with the Staff on October 30, 2008, our third fiscal quarter ended on September 26, 2008, and therefore, our Quarterly Report on Form 10-Q for such period was required to be filed via EDGAR no later than November 5, 2008.  We received the Staff’s comment letter on October 29, 2008, and our Audit Committee reviewed and approved our Form 10-Q at a meeting previously scheduled for the following day, October 30, 2008.   Although we did endeavor to reflect our responses to the Staff’s comments in our Form 10-Q for the third quarter of 2008 to the extent we believed appropriate, we did not have sufficient time to ensure full incorporation of the final resolution of all relevant comments in such Form 10-Q.  We will, of course, do so in future filings.

Form 10-K for the Year Ended December 31, 2007

Business

General

1.              We note your disclosure in the risk factor on page 27 entitled “Unforeseen environmental costs could negatively affect our future earnings” in which you state that you could face “significant” costs and liabilities for environmental compliance.  We also note the increase in product costs due to environmental compliance offset increases in gross margins in 2006, as stated on page 43.  Ensure that you have complied with Item 101(c)(1)(xii) in regard to the material effects that compliance with environmental regulations may have upon your capital expenditures, earnings and competitive position.

Response:

We respectfully advise the Staff that we have reviewed Item 101(c)(1)(xii) of Regulation S-K to ensure our compliance.  As noted by the Staff, our Form 10-K discloses that we experienced an increase in product costs during fiscal year 2006 due in part to our compliance with new environmental regulations in Europe.  Although environmental compliance expenditures were an important component in explaining our 2006 results, we have not incurred during 2007, nor do we anticipate incurring in the near term, any material expenditures related to environmental compliance.  Due to ongoing legislative and regulatory initiatives in various countries as well as in certain states in the United States, however, environmental expenditures could become significant at some point in the foreseeable future and it is important for our investors to understand this possibility.  Accordingly, we continue to believe that a discussion of potential future environmental costs as a risk factor is appropriate.  To the extent that the cost of environmental compliance becomes material to our financial results in the future, we will disclose such costs as required by Regulation S-K.

Customers, page 9

2.              We note your disclosure in regard to Dell, Hewlett-Packard and Tech Data accounting for 13%, 12% and 11% of your net sales in 2007, and greater amounts in 2006 and 2005.  State whether you have agreements with these companies, and if so, disclose the material terms.  If there are agreements, please also provide an analysis for each agreement as to why it does not need to be filed under Item 601(b)(10) of Regulation S-K.

Response:

We respectfully advise the Staff that we have filed all contracts that are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.  Specifically, our sales to Dell, Hewlett-Packard and Tech Data are made in the ordinary course of our business pursuant to purchase orders.  Moreover, although these customers are important to us, our business is not substantially dependent on any of these individual customers or on any particular sales to them.  Pursuant to Item 1 and Item 1A of Form 10-K, we discuss our relationships with these customers and disclose that sales to these customers exceeded 10% of total revenues in applicable periods.

Manufacturing, page 11

3.              You indicate that some of the components for your products are available from a single supplier or a limited number of suppliers.  Expand your discussion to identify, if material, these components and the suppliers, and the effect on your operations if such suppliers would no longer be available.

Response:

Under Item 1 and Item 1A of our Form 10-K, we describe the material elements of our arrangements with third-party manufacturers and processes for purchasing component parts as we believe that an understanding of these elements is important for our investors.  We respectfully advise the Staff, however, that the manufacture of our hardware products is not reliant on any one supplier.  For all of the material components of our products, we believe that there are adequate alternative suppliers.  Accordingly, we do not believe that our operations would be materially impacted if component parts from any one supplier were to become unavailable, and we will delete the last sentence of the “Manufacturing” section under Item 1 in our Form 10-K for 2008.

Proprietary Technology, page 12

4.              We note your statement on page 10 that your future success will depend in large part upon the continued innovative application of third-party software or technologies.  Ensure that you have provided the information required by Item 101(c)(1)(iv) of Regulation S-K, including the importance, duration and effect on your operations of any third party licenses.

Response:

In response to the Staff’s comment, the reference to “third-party” software has been removed from the following statement on page 34 of the risk factors in our Form 10-Q filed on November 5, 2008:

“Our future success will depend in large part upon continued innovative application of commercially available components and software or technology, and continued enhancements to our proprietary hardware, software, firmware, and other technologies, the expansion and enhancement of existing products and technologies, and our development and introduction of new products and technologies that address changing industry trends and customer needs on a cost-effective and timely basis.”

We have removed the reference to “third-party” from this disclosure in order to more accurately reflect the fact that our future success will depend in large part upon continued innovative application of commercially available components and software or technologies in general (among other things).  Given the current capability of our internal IT resources, the prior emphasis on third-party software or technologies overstated the importance of such “third-party” software or technology to our future success.  We respectfully advise the Staff that we have reviewed Item 101(c)(1)(iv) of Regulation S-K to ensure our compliance.

Legal Proceedings, page 31

5.              If material, state the amount of your claim against TFS Electronic Manufacturing Services, Inc.  In addition, state the amount of your claim for indemnification from the LANDesk escrow account in regard to the Gemini IP, LLC patent infringement case, and when you expect to receive it.

Response:

We supplementally notify the Staff that our claim against TFS Electronic Manufacturing Services, Inc. was settled in April 2008 for a confidential amount that we believe is not, under Instruction 2 to Item 103 of Regulation S-K, material to us.

We have reviewed Item 103 of Regulation S-K with respect to the Staff’s comment regarding our claim for indemnification from the LANDesk escrow account in connection with the patent litigation brought against us by Gemini IP, LLC.  We respectfully note that Item 103 requires disclosure of “material pending legal proceedings” (emphasis added), including the “relief sought” in the proceeding.  The indemnification claim from the LANDesk escrow account is a request for performance under a contractual relationship.  From an investor’s perspective, we believe that it is important for our shareholders and investors to understand that we may be indemnified by the former LANDesk shareholders in the event of a judgment against us in the Gemini patent infringement case, but we do not believe the claim itself or the amount sought is material under Instruction 2 to Item 103 of Regulation S-K.  Accordingly, we believe that we have complied with the reporting obligations of Item 103 of Regulation S-K and that we have provided the appropriate information to our investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

General

6.              Ensure that you have described any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on net sales or income from operations.  As examples, we note: (1) that a slowdown in your North American branded business affected your net sales in 2007, and that you experienced declines in your North American OEM business in the second quarter of 2008; (2) the increases in sales and marketing expenses; (3) ongoing pricing pressures; and (4) the expansion of your international sales efforts.

Response:

In accordance with Item 303 of Regulation S-K, we endeavor to provide our investors with descriptions of all known trends or uncertainties that have had, or that we reasonably expect will have, a material impact on our net sales or income from continuing operations.  In many cases, however, we are unable to isolate such trends, especially in light of the current U.S. and global economic environment and the instability faced in periods leading up to the current challenging environment.  In our recently-filed third quarter Form 10-Q, we expanded our discussion of the current economic environment to include IT spending in particular, and how we expect our revenue growth rate to fluctuate in relation to economic conditions and IT related spending trends, and in future filings, we will continue to address all known trends that we reasonably expect to have a material impact on our net sales or income from operations.

Results of Operations, pages 37, 38, 41 and 42

7.              Refer to your tabular presentations of Divisional net sales, LANDesk Division net revenue and Divisional gross profit on pages 37, 38, 41 and 42.

•                  With regard to the Divisional net sales and LANDesk Division net sales revenue, tell us what consideration was given to cross-referencing these measures to your SFAS 131-required disclosures on page 80.  Refer to Answer 19 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

•                  With regard to your presentation of divisional gross profit, please tell us how the presentations of these amounts meet the requirements of Item 10(e) of Regulation S-K.  We have similar concerns with comparable presentations in your quarterly filings on Form 10-Q.

Response:

Pursuant to Answer 19 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, in our recently-filed Form 10-Q for the third quarter of 2008 we included a cross reference from the discussion of our business unit sales and gross profit in our Management’s Discussion and Analysis to the information provided in the Notes to our Consolidated Financial Statements relating to segment reporting.  We respectfully inform the Staff that we will continue to include this cross reference in our future filings, as appropriate.

With regard to our presentation of divisional gross profit, we have reviewed Item 10(e) of Regulation S-K, which requires the registrant to include the following when non-GAAP measures are provided in a filing:

a.               A presentation of equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

b.              A reconciliation between the non-GAAP information presented and comparable GAAP financial measure.

c.               A statement disclosing the reasons why the registrant’s management believes that the non-GAAP financial measure provides useful information to investors.

d.              To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure.

In our presentation of divisional gross profit in our MD&A, the GAAP measures are prominently disclosed in that the dollar amounts on the “Gross profit dollars and margins” line are taken directly from our Consolidated Statements of Income and are, therefore, reported in accordance with GAAP.  The other information provided in the table is a breakdown of the various items needed to reconcile to GAAP.  Our management uses the operational measures as key performance indicators to manage our business. Further, the information contained in the table is the reconciliation required in accordance with item “b” above.  This reconciliation provides detail in line with our segment reporting, discussed in Note 16, and applies the various GAAP adjustments to reconcile to total GAAP Gross Profit.

In addition to the above, in the MD&A section titled “Non-GAAP Operational Measures,” we state on page 46 the reasons why we believe the information is valuable to investors in evaluating our performance and comparing year-over-year results and how management uses the non-GAAP financial measures.

For example, with respect to the value to investors, we state on page 47 in the MD&A “we believe that excluding depreciation and amortization associated with purchase accounting adjustments…..provides supplemental information and an alternative presentation useful to investors’ understanding Avocent’s core operating results and trends between periods.  Not only are these depreciation and amortization and tax impact adjustments based on amounts assigned in purchase accounting that may have little bearing on present or future replacement costs, but they also are based on management’s estimates of remaining useful lives.”

Similarly, with respect to management’s use of the non-GAAP financial measures, we state in the MD&A on page 48, that we believe each of these operational measures is useful to investors in their assessment of our operating performance and the valuation of our company.  Adjusted net sales, gross profit, operating expenses and income, operational income before taxes, operational net income, and operational earnings per share are significant measures used by management for:

•                  Reporting our financial results and forecasts to our Board of Directors;

•                  Evaluating the operating performance of our company;

•                  Managing and comparing performance internally across our businesses and externally against our peers; and

•                  Establishing internal operating targets.”

Thus, we believe that we meet the requirements under Item 10(e).  In the future, we will also include references to our Consolidate Statements of Income in the Non-GAAP Operational Measures section of our MD&A.

Liquidity and Capital Resources, page 44

8.              Ensure that you have described all of the material terms of your credit facility.  We note that your borrowings are guaranteed and that you must satisfy certain financial tests in order to borrow under the facility.  Describe the financial tests and state whether you are in compliance as of the most recent fiscal period.

Response:

In our December 31, 2007 Form 10-K filing and our first and second quarter 2008 Form 10-Q filings, we have described the material terms of the credit facility and that we were in compliance with all material terms of our debt covenants.  In response to the Staff’s comment, we have expanded the discussion surrounding our credit facility in the “Liquidity and Capital Resources” section of our recently-filed third quarter Form 10-Q to include a discussion regarding each of the required financial tests.

The financial tests include an interest coverage ratio (annualized EBITDA / annualized interest paid) and a total leverage ratio (total borrowings / annualized EBITDA).  We have also included the following statement in our third quarter Form 10-Q regarding compliance with our covenants, including the financial test:

“The financial tests include an interest coverage ratio and a total leverage ratio.  We are currently in compliance with these covenants and related tests as of September 26, 2008.”

We will include a comparable disclosure in our future filings.

9.              Confirm that you do not have any off-balance sheet arrangements as defined under Item 303(a)(4)(ii) of Regulation S-K.  Tell us your consideration of disclosing that you do not have any such obligations or transactions as defined by this Item, if true.  We note that your Forms 10-Q include references to an off-balance sheet arrangements section in the 2007 Form 10-K, however, no such section exists in this document.

Response:

We have reviewed the definition of off-balance sheet arrangements as defined under Item 303(a)(4)(ii) of Regulation S-K.  Other than operating leases for our offices and warehouse space, we do not have any off-balance sheet financing arrangements.  We have no variable-interest entities.  Although we disclosed our operating lease commitments and other contractual obligations in the 2007 Form 10-K, we did not disclose that we had no other off-balance sheet financing or arrangement or no variable interest entities.  We have included this disclosure in our recently-filed third quarter Form 10-Q, and we will include similar disclosure in our future filings, as appropriate.

Non-GAAP Operational Measures, pages 46 – 49

10.       Refer to your tabular reconciliations of GAAP and non-GAAP financial measures on page 47 and provide us with a summary of the nature and amount of each component of each Purchase Accounting Adjustment.  Tell us what consideration was given to separately identifying these amounts in your reconciliation.

Response:

In describing our Non-GAAP Operational Measures, we first described the five measures in the tabular presentation within our MD&A on page 46.  In the bullet points that follow that tabular presentation, we describe the specific purchase accounting adjustments for each of these five Non-GAAP Operational Measures.  Thus, as described in the first bullet point on page 46 after the tabular reference to Non-GAAP Operational Measures, the $1,874,000 and the $1,686,000 purchase accounting adjustments included in the “operational net sales” operational measure reconciliation for the periods ended December 31, 2007 and 2006, respectively,  consist, of “the pro-forma amortization of deferred revenue of LANDesk at the date of acquisition which was reduced to estimated fair value pursuant to purchase accounting under GAAP.”

Similarly, as described in the second bullet point following the tabular reference to Non-GAAP Operational Measures (i.e. the first bullet point on page 47), the $12,859,000 and $5,262,000 purchase accounting adjustments in the “operational gross profit” operational measure reconciliation for the periods ended December 31, 2007 and 2006, respectively, consist of  (i) “the non-GAAP net sales operational measure” adjustment described above, and (ii) “amortization related to purchase accounting adjustments as they relate to cost of sales.”  More specifically, the amortization portion of this element was related to the amortization of the amount assigned to and capitalized as “purchased technology” in connection with our recent acquisitions.

As described in the third bullet point following the tabular reference to Non-GAAP Operational Measures (i.e. the second bullet point on page 47), the $45,047,000 and the $49,615,000 purchase accounting adjustments in the “operational operating income” operational measure reconciliation for the periods ended December 31, 2007 and 2006, respectively, consist of the two adjustments described above and “amortization and depreciation related to purchase accounting adjustments as they relate to the particular operating expense.”  These amounts represent the amortization of various intangibles assigned and capitalized as part of the purchase accounting for our recent acquisitions.  These intangibles are described and listed in Note 8 to our financial statements.

The fourth bullet point following the tabular reference to Non-GAAP Operational Measures (i.e. the third bullet point on page 47) describes the $27,915,000 and the $41,889,000 purchase accounting adjustments in the “Operational net income operational measure reconciliation for the periods ended December 31, 2007 and 2006, respectively, which consist of the three adjustments described above and “the tax effects of these non-GAAP operational measures, less the $6.5 million income tax benefit in the third quarter of 2007 related to previously expensed in-process research and development costs that are now deductible for tax purposes plus the income tax benefit realized from deducting the amortization of LANDesk goodwill for tax purposes (which is not amortized under GAAP).”

Finally, the $0.55 and $0.85 purchase accounting adjustments in the “operational diluted earnings per share” operational measure reconciliation for the periods ended December 31, 2007 and 2006, respectively, is simply, as described in the final bullet point following the tabular reference to Non-GAAP Operational Measures (i.e. the fifth bullet point on page 47), the impact on net income of all the adjustments described above, divided by GAAP weighted average diluted shares outstanding.

We respectfully advise the Staff that we considered whether to separately identify these amounts in our reconciliation, and we used this summary of operational measures format to help ensure that our GAAP results received more prominence over these operational measure and that these operational measures were, as we noted in our Form 10-K, “considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.”

Audited Financial Statements

Note 2 –  Summary of Significant Accounting Policies

Revenue Recognition, pages 63 and 64

Revenue Recognition, pages 63 and 64

11.       We note that you generally determine the fair value of maintenance and subscriptions through the renewal rate specified in a customer’s arrangement.  Tell us what percentage of your customers actually renew at the rates stated in their agreements and tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates were substantive.  Further, please tell us what your normal pricing practices are and tell us how you account for contracts that have stated renewal rates either above or below this

“normal” range.  We further note your discussion on page 22, of increased discounting for larger sales opportunities, lower than average maintenance fees and reduced annual maintenance percentages for entering into long-term maintenance agreements.  Please explain whether, and how, each of these items impacts your ability to establish VSOE for maintenance.  Tell us the length of the long-term maintenance and how long they have been offered to your customers.

Response:

Avocent regularly reviews and tests renewal transactions to validate that all customers are renewing their maintenance and subscription contracts at a rate that is in compliance with the renewal rate arrangement specified in the original contract.  Through our testing, we have not found any renewal transactions inconsistent with the renewal rate in the original contract.  Management has determined that software maintenance s and subscription products are substantive at prices equal to or greater than 15% and 10%, respectively, of the related products’ license price. We believe these rates are consistent with typical rates found within the software industry. These percentages are the targets for our maintenance and subscription pricing and are used as a basis of our determination that our renewal rates are substantive in nature and consistent with the requirements of paragraph .57 of SOP 97-2.

Our normal pricing practice is to incorporate pricing into contracts as described above.  We believe that, with the exception of a minor number of outliers all of Avocent’s contracts contain services pricing that is substantive and in the “normal” range, that is equal to or greater than 15% and 10% of the related product license price for maintenance and subscription pricing, respectively. In our review of contracts, where the stated prices are below these percentages, we carve out a sufficient amount of the up-front license fee and defer this to ensure deferred revenue is equal to the VSOE for the contractually committed maintenance and subscription periods.  The amount deferred is allocated to maintenance and subscription revenue, as appropriate, and deferred and amortized over the related maintenance or subscription period.  For instances where the maintenance price in the contract is initially not considered substantive and we then re-assign the pricing for accounting purposes in line with SOP 97-2, we generate a renewal letter.  The renewal letter specifies the properly determined pricing target compared to the license price and states the renewal pricing for future periods.  In rare instances where there is no renewal rate established and where no VSOE is established, the entire arrangement is deferred, and we recognize revenue ratably over the term of the agreement.

Since we price our maintenance as a percentage of net licenses fees, we would experience, over time, varying maintenance revenues as a result of varying discounts offered for licenses fees.  For example, in periods in which we have a significant number of larger contracts (for which we will normally offer greater discounts), we would expect that maintenance revenues in subsequent periods would be less than periods following those in which we attain the same revenues through the completion of smaller contracts.  However, since our maintenance is offered as a percentage of net license fees the composition of contracts signed, whether large or small, would not impact our VSOE.  We ensure that the maintenance fee renewal rates are in conformity with our renewal rate in the original contract and substantive to the product’s license fee, i.e. minimum of 15% for maintenance and 10% for subscription products.  These substantive derived amounts for maintenance are then recognized ratably over the service period of the contract.  Most maintenance contracts are for 12 month periods.  If discounts are extended to customers with extended maintenance periods for terms longer than 12 months, a renewal rate is set with the customer for the subsequent maintenance period , consistent with the previously explained pricing practices, and revenue is ratably recognized at the stated renewal rate over the service period.  Our policy is not to sell maintenance in any initial multi-element arrangement for periods greater than three years.  Those arrangements will however always stipulate pricing for maintenance renewals beyond the initial three year period.

Note 14 – Equity Compensation and Stock Purchase Plans, page 79

12.       We note your disclosure that you have used “third-party analysis to assist in developing some of the assumptions used in [y]our Black-Scholes Model.”  Please describe the nature and extent of the specialist involvement in your determination of the assumptions used in your models.

Response:

Our use of third-party analysis in developing assumptions for use in our Black-Scholes Model for valuing stock options was limited to the determination of the expected life of granted stock options.  In addition, we used third party analysis in determining the assumed forfeiture rate when amortizing equity compensation expense.  Our equity administration software was limited in its ability to calculate the expected term of our stock option awards and in its ability to calculate an estimated forfeiture rate.   Accordingly, we retained the services of a specialist to assist in analyzing our data to determine an expected term and estimated forfeiture rate based on historical trends.  Although we relied on the service provider to prepare the calculations, the data used was specific to Avocent and the analysis was prepared with input from Avocent and the calculations and assumptions were reviewed and approved by Avocent.   We will exclude this reference to our use of third-party analysis in future filings.

Forms 10-Q for the Quarters Ended March 28, 2008 and June 27, 2008

Restructuring and retirement expenses

13.       We note that during the first two quarters of fiscal 2008 you have undertaken certain restructuring activities and that your former CEO has retired.  We further note that you have combined these items into a single line item on your statements of income and in your narrative disclosures, suggesting that these events may be related.  Please clarify whether the retirement of your former CEO was part of your restructuring plan.  Further, demonstrate how your accounting for the restructuring charge complies with the requirements of SFAS 146 and how your disclosures meet the requirements of paragraph 20 of that standard.

Response:

The retirement of our former CEO was not part of our restructuring plan.  The two items were combined in our filings since the CEO’s retirement and the subsequent restructuring plan are both unusual charges and not part of the normal operating results that would be anticipated on an ongoing basis.  We combined the two items because both were one-time in nature, and while neither was considered material for the period presented on an individual basis, we were of the opinion that, on a combined basis they were material to our financial results.  To provide clarification to our investors, we labeled the caption for this item in our Statement of Income as “Restructuring and Retirement Expenses”.  The CEO retirement cost represented the $2,200,000 incurred in the first quarter ended March 28, 2008.  We did not consider this amount as significant enough to warrant being called out separately in our Statement of Income for the period.

With respect to restructuring costs, paragraph 20 of SFAS 146 states that certain “information shall be disclosed in notes to financial statements that include the period in which an exit or disposal activity is initiated…and any subsequent period until the activity is completed.”  This calls for the description of the exit or disposal activity as well as certain information to be provided for each major type of cost associated with the activity.

For the quarter ended March 28, 2008, there were no restructuring costs incurred related to the current restructuring plan.  We did incur approximately $800,000 of costs associated with the termination of certain research and development activities.

 For the quarter ended June 27, 2008, Note 13 of our Form 10-Q states that the formal restructuring plan was approved in that same quarter.  As for the timing of that approval, it occurred at the end of the quarter.  We also state in Note 13 that the actions were designed to enhance our competitiveness, improve efficiency, and reduce our overall cost structure, and we believe this provides the reasons for our restructure activity.  In addition, Note 13 describes the major activities anticipated such as workforce reductions, closure of some of our facilities, and consolidations of some of our functions as well as relocation of some of our administrative activities from Ireland to Singapore.  We also disclosed that $4,730,000 was incurred in the second quarter ended June 27, 2008, that we anticipated another $7,000,000 to $8,000,000 to be recorded in the second half of 2008, and that all significant restructuring costs were to be recognized by the end of 2008.  Of this total restructuring cost, severance and related stock compensation made up all of the $4,730,000 incurred in the quarter ended June 27, 2008 and was estimated to make up approximately 85% of the total anticipated charges to be incurred.  We believe that the other items involved were not material and would not be considered “major” elements in nature.

In addition, since the restructuring plan was only approved at the end of the second quarter, no payments had been made against the accruals established, and we followed the guidelines of SFAS 146 in determining what elements of the restructuring exercise that would qualify for accrual.  Since no activity had occurred during the period of this accrual, other than the establishment of the initial accrual, we did not provide a reconciliation.  We did, however, provide a reconciliation in our recently-filed third quarter Form 10-Q, and we will include a reconciliation in our future filings.

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Officers and Related Information

Compensation Discussion and Analysis

The Elements of our Executive Compensation Program

General

14.       We note that incentive bonuses and long term incentive compensation for 2007 and 2008 are contingent on meeting certain targets.  As these targets appear to be material to your compensation policy, they should be disclosed pursuant to Item 402(b)(2)(v) of Regulation S-K.  If you have omitted the targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K, we presume that you have a detailed analysis supporting your conclusion that disclosure of the performance targets would cause you competitive harm.  Assuming that you have a sufficient basis to keep the information confidential, future filings requiring executive compensation disclosure should more fully explain how “difficult to achieve” these goals are.  For guidance, please refer to Question 118.04 of

Division of Corporation Finance’s compliance and disclosure interpretations of Regulation S-K.

Response:

As suggested by the Staff, we do believe that disclosure of our performance targets would result in competitive harm and therefore have omitted that information from the discussion in our Proxy Statement in reliance on Instruction 4 to Item 402(b) of Regulation S-K.  For our internal files, we have prepared a detailed analysis supporting our conclusion.  In an effort to address the “difficult to achieve” requirement in Instruction 4 and Question 118.04, in the second paragraph on page 18 of our 2008 Proxy Statement, we included the following statement:

“As with the objectives for the incentive bonus program, at the time these objectives were determined and approved, the Committee believed that the goals would be difficult but achievable with significant effort.”

In response to the Staff’s comment, however, we will more fully explain this statement in our future filings which require executive compensation disclosure.

15.       Ensure that in future filings you comply with Instruction 5 to Item 402(b) of Regulation S-K.  When you use non-GAAP financial measures, you must disclose how that measure is calculated from your audited financial statements.  You do not provide this information in regard to your operational revenue for the 2007 incentive bonus.  In addition, in regard to calculating your operational earnings per share, elements of your definition, such as “executive bonuses net of taxes,” cannot be calculated from your audited financial statements.  Similarly, for the 2008 program, in calculating operational revenue, it does not appear that “amortization of deferred revenue haircuts arising from acquisitions” can be calculated from your audited financial statements.

Response:

We appreciate the Staff’s comment and in future filings which require executive compensation disclosure; we will ensure our compliance with Instruction 5 to Item 402(b) of Regulation S-K.

Annual Base Salary, page 14

16.       We note your statement that the Compensation Committee’s goal is to position executive officer base salaries and to target total cash compensation of executive officers at the fiftieth percentile of the peer group companies.  In future filings identify the companies that make up the peer group and the components of compensation you used in that comparison.

Response:

We appreciate the Staff’s comment and, in compliance with Item 402(b)(1)(xiv) of Regulation S-K,  in future filings that require executive compensation disclosure, we will identify the companies that comprise our peer group for purposes of benchmarking executive compensation.  In addition, we will more directly identify the components of compensation that were used in such benchmarking.

Employment Contracts and Severance Agreements, page 22

17.       In future filings describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits upon termination.  See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Response:

We appreciate the Staff’s comment and in future filings which require executive compensation disclosure, we will better describe and explain the assumptions used in our estimation of termination payments and benefits in full compliance with Item 402(b)(1)(v) and Item 402(j)(3) of Regulation S-K.

Summary Compensation for 2007

Summary Compensation Table, page 24

18.       We note your disclosure in footnote 1 to this table that the Committee awarded Mr. Perry a discretionary bonus in 2006.  In future filings please discuss the Committee’s ability to award discretionary bonuses, and the situations in which they might exercise that ability.

Response:

We respectfully advise the Staff that we have stated on pages 16 and 17 of the 2008 Proxy Statement that the Compensation Committee has the authority to award additional incentive bonuses and that it may vary the size of awards comprising long-term equity compensation as it determines the circumstances warrant.  We note the concern of the Staff, however, and will endeavor to more fully explain this discretionary authority of our Compensation Committee regarding its ability to award bonuses in our future filings that require executive compensation disclosure.

* * * * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (256) 217-1301 with any questions or comments regarding this letter.  Thank you for your assistance.

Sincerely,

Avocent Corporation

/s/ Edward H. Blankenship

Edward H. Blankenship
Senior Vice President of Finance and Chief
Financial Officer

cc:	Barbara C. Jacobs, Securities and Exchange Commission
Donna Levy, Securities and Exchange Commission
Tamara Tangen, Securities and Exchange Commission
Samuel F. Saracino, Avocent Corporation
Drew Markham, Wilson Sonsini Goodrich & Rosati